15046412

FEB 27 2015

194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KOEHLER FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5764 JAMES DRIVE
(No. and Street)

STEVENSVILLE, MI 49127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KOEHLER FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF KOEHLER FINANCIAL SERVICES, INC.)

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2014

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN • CERTIFIED PUBLIC ACCOUNTANT • CPA
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

OATH OR AFFIRMATION

I, RANDY P. KOEHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koehler Financial, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole Member

Title

Erica Lynn Momany

Notary Public

ERICA LYNN MOMANY
Notary Public - Michigan
Berrien County
My Commission Expires Dec 7, 2018
Acting in the County of Berrien

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOEHLER FINANCIAL, LLC.

TABLE OF CONTENTS

	Page Number
Independent Auditors' Report	2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income and Member's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 7
Independent Auditors' Report on the Supplementary Information	8
Schedule I - Computation of Net Requirements	9
Exhibit I - Auditors' Report on Internal Controls	10 - 11
Reconciliation between audited and unaudited net capital computation	12
Report on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation	13

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
KOEHLER FINANCIAL, LLC
Stevensville, Michigan

Report on the Financial Statements
We have audited the accompanying financial statements of KOEHLER FINANCIAL, LLC, (a Michigan single member limited liability company and wholly owned subsidiary of Koehler Financial Services, Inc. a Michigan corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KOEHLER FINANCIAL, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

KOEHLER FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014 and 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 116,653	$ 88,596
Accounts receivable	14,802	19,218
TOTAL ASSETS	$ 131,455	$ 107,814

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
LIABILITIES		
Accounts Payable	$ -	$ -
TOTAL LIABILITIES	-	-
MEMBER'S EQUITY		
Member's Equity	131,455	107,814
TOTAL MEMBERS' EQUITY	131,455	107,814
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 131,455	$ 107,814

 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

KOEHLER FINANCIAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUE		
Commissions	$ 534,440	$ 386,713
TOTAL REVENUE	534,440	386,713
EXPENSES		
Advisory fees	510,800	435,000
Wages	18,000	18,000
Rent	7,200	7,200
Accounting and legal	5,490	6,340
Taxes, licenses and fees	2,475	3,563
Insurance	1,000	870
Office expenses	543	-
Software	276	367
TOTAL EXPENSES	545,784	471,340
NET INCOME (LOSS)	(11,344)	(84,627)
MEMBER'S EQUITY-Beginning of the Year	$ 107,814	$ 156,101
Member Contributions	34,985	36,340
Member Distributions	-	-
MEMBER'S EQUITY-End of the Year	$ 131,455	$ 107,814

KOEHLER FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

		2014		2013
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income (Loss)	$	(11,344)	$	(84,627)
Adjustments to reconcile net loss to net cash used inoperating activities:				
Expenses paid by parent Koehler Financial Services, Inc		34,985		36,340
Change in:				
Accounts receivable		4,416		20,345
Net Cash Used in Operating Activities		28,057		(27,942)
Cash - beginning of year		88,596		116,538
Cash - end of year	$	116,653	$	88,596

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—KOEHLER FINANCIAL, LLC (the Firm) was formed on October 8, 1999 as a limited liability company in the state of Michigan. The Firm is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm is a single member (of Koehler Financial Services, Inc.), and its only line of business as a broker-dealer involves agency transactions. Its customers are located primarily in Southwestern Michigan.

b. Financial Instruments—The Firm's financial instruments consist of cash and accounts receivable. The Firm's estimates of fair value for financial instruments approximate their carrying amounts.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Firm's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

d. Accounting Method—Assets, liabilities, revenues and expenses are recorded on the accrual basis of accounting.

e. Accounts Receivable—All accounts were deemed by management to be collectible; therefore no allowance for doubtful accounts has been established.

f. Income Taxes—As a Limited Liability Company, the Firm does not pay Federal income taxes on its taxable income. Instead, the member is liable for Federal and State income taxes on their respective ownership percentage of the Firm's taxable income.

   Management has analyzed tax positions taken by the Firm, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of liability (or asset) or disclosure in the financial statements.

   The Firm may be subject to audits by taxing jurisdictions; however, there are currently no audits for any open tax years. Management believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 2: CONCENTRATION OF CREDIT RISK

The Firm is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Firm sells its products to various customers located near its principal office, primarily within the Southwest portion of Michigan.

NOTE 3: RELATED PARTY TRANSACTIONS

The Firm has an annual agreement to share office space and certain administrative expenses with Koehler Financial Services, Inc. (a Firm under common control). Additionally, Koehler Financial Services, Inc. pays all direct expenses on behalf of the Firm. The Firm's share of such costs paid to Koehler Financial Services, Inc. for costs under its annual agreement totaled $510,800 during the year ended December 31, 2014, and included operating expenses such as rent, wages, advisory fees and allocated expenses.

NOTE 4: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Firm had a net capital of $117,147 at December 31, 2014, which was $112,147 in excess of its required net capital at December 31, 2014. The Firm did not have any aggregate indebtedness at December 31, 2014.

NOTE 5: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued.

NOTE 6: PRIOR YEAR FINANCIAL STATEMENT

The financial statement for the year ended December 31, 2013 were audited by another independent auditing firm. Their unmodified opinion report was dated February 12, 2014.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
KOEHLER FINANCIAL, LLC
Stevensville, Michigan

We have audited the financial statements of KOEHLER FINANCIAL, LLC as of and for the year ended December 31, 2014, and our report thereon dated February 25, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

KOEHLER FINANCIAL, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014
Schedule I

COMPUTATION OF NET CAPITAL	
Total ownership equity from Statement of Financial Condition	$ 131,455
less nonallowable assets from Statement of Financial Condition	(14,308)
Total ownership equity qualified for Net Capital	$ 117,147
Haircuts on securities	-
Net Capital before haircuts on securities positions	$ 117,147
Aggregate indebtedness	-
Net Capital required based on aggregate indebtedness (6-2/3%)	-
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Excess net capital	$ 112,147
COMPUTATION OF AGGREGATE INDEBTEDNESS	
(a) - 10% of total aggregate indebtedness	$ -
(b) - 120% of minimum net capital requirements	$ 6,000
Net Capital less the greater of (a) or (b)	$ 111,147
Percentage of Aggregate Indebtedness to Net Capital	0.00%

At December 31, 2014, there were no material differences between audited net capital, above, and net capital as reported in the Firm's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Firm claims exemption under section (k) (1), Limited Business (mutual funds and/or variable annuities only). As a result, schedules II III and IV, required under rue 15c3-3 of the Securities and Exchange Commission, have not been presented.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
KOEHLER FINANCIAL, LLC
Stevensville, Michigan

In planning and performing our audit of the financial statements of KOEHLER FINANCIAL, LLC as of and for the year ended December 31 ,2014, in accordance with auditing standards generally accepted in the United States of America, we considered KOEHLER FINANCIAL, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of KOEHLER FINANCIAL, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of KOEHLER FINANCIAL, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by KOEHLER FINANCIAL, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because KOEHLER FINANCIAL, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of KOEHLER FINANCIAL, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that KOEHLER FINANCIAL, LLC's practices and procedures, as described in the second paragraph of this report, were adequate as of the date of this report, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
KOEHLER FINANCIAL, LLC
Stevensville, Michigan

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2014 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
KOEHLER FINANCIAL, LLC
Stevensville, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by KOEHLER FINANCIAL, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating KOEHLER FINANCIAL, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). KOEHLER FINANCIAL, LLC's management is responsible for KOEHLER FINANCIAL, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 less revenues reported on the FOCUS reports for the period from January 1, 2014 to March 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2014 to December 31, 2014 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

Koehler
Financial

Exemption Statement with regard to rule 15c3-3

Koehler Financial, LLC. (CRD 103420, SEC file 8-52190) is a $5,000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1) Limited business (mutual funds and/or variable annuities only).

Exemption Report under rule 15c3-3(k)(1)

Koehler Financial, LLC. has met the exemption provisions above mentioned throughout the past fiscal year ending December 31, 2014.

To the best of my knowledge and belief, the above statements are true without exception.

Koehler Financial, LLC.

Erica L. Momany

Erica L. Momany
Chief Compliance Officer

5764 James Drive, Stevensville, MI 49127
Phone: 269.429.0650 Fax: 269.429.8011

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE MEMBERS OF
KOEHLER FINANCIAL SERVICES, LLC
STEVENSVILLE, MI 49127

We have examined KOEHLER FINANCIAL SERVICES, LLC's statements, included in the accompanying Exemption Report, that (1) KOEHLER FINANCIAL SERVICES, LLC's internal control over compliance was effective during the most recent fiscal year ended DECEMBER 31, 2014; (2) KOEHLER FINANCIAL SERVICES, LLC's internal control over compliance was effective as of DECEMBER 31, 2014; 3) KOEHLER FINANCIAL SERVICES, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of January 20, 2014; and (4) the information used to state that KOEHLER FINANCIAL SERVICES, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from KOEHLER FINANCIAL SERVICES, LLC's books and records. KOEHLER FINANCIAL SERVICES, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing KOEHLER FINANCIAL SERVICES, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of KOEHLER FINANCIAL SERVICES, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on KOEHLER FINANCIAL SERVICES, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether KOEHLER FINANCIAL SERVICES, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended DECEMBER 31, 2014; KOEHLER FINANCIAL SERVICES, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2014 was as derived from KOEHLER FINANCIAL SERVICES, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating KOEHLER FINANCIAL SERVICES, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from KOEHLER FINANCIAL SERVICES, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, KOEHLER FINANCIAL SERVICES, LLC's statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 25, 2015